sembcorp

09047445

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

23 November 2009

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC Mail Processing
Section

DEC 04 2009

Washington, DC
112

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

May

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

dlw 12/8

sembcorp

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

PRESS RELEASE

SEMBCORP SIGNS CONTRACT FOR US$1 BILLION SALALAH INDEPENDENT WATER AND POWER PROJECT IN OMAN

– Establishes second beachhead to grow Middle East energy and water business

Singapore, 23 November 2009 – Sembcorp Industries (Sembcorp) today announced that a joint venture formed between its fully-owned subsidiary Sembcorp Utilities and the Oman Investment Corporation has executed a 15-year contract to supply power and water to the Oman Power and Water Procurement Company, which is wholly-owned by the Government of Oman. The joint venture company, Sembcorp Salalah Power & Water Company, will be investing approximately US$1 billion to develop, build, own and operate the Salalah Independent Water and Power Plant (Salalah IWPP) in Oman. Sembcorp Salalah Power & Water Company is 60% owned by Sembcorp Utilities and 40% owned by the Oman Investment Corporation, whose shareholders are the Gulf Investment Corporation, the National Investment Funds Company, State General Reserve Fund of the Sultanate of Oman and BankMuscat.

Targeted to begin full commercial operations in the first half of 2012, the Salalah IWPP will consist of a gas-fired power plant which will have a net capacity of 445 megawatts and a seawater desalination plant which will employ reverse osmosis technology to produce 15 million imperial gallons per day of water. Set to be the largest and most energy-efficient power and water plant in the Governorate of Dhofar in Southern Oman, the entire electricity and water output from the facility will be sold under the 15-year power and water purchase agreement. The new facility will increase the power capacity in the Dhofar region from 321 megawatts to 766 megawatts, where demand is expected to double over the next six years. Given the power and water demand growth in the region, the plant is expected to continue providing power and water beyond this initial term of 15 years. In addition, the facility will be operated and maintained by a joint venture company, Sembcorp Salalah O&M Company, which is 70% owned by Sembcorp Utilities, under a long-term operation and maintenance (O&M) contract for the entire term of the power and water purchase agreement. The remaining 30% of the O&M company is owned by the Oman Investment Corporation. SEPCO III Electric Power Construction Corporation (SEPCO III) of China is the engineering, procurement and construction contractor under a fixed-price, date-certain turnkey contract and Hydrochem (S), a wholly-owned subsidiary of Hyflux, is the sub-contractor for the seawater desalination plant.

Sembcorp's participation in the project follows a competitive bidding process which involved other global utilities companies.

Mr Tang Kin Fei, Sembcorp Group President & CEO, said, "We are pleased to have been selected by the Omani government to partner with them in this vital project. The award of this project recognises our expertise and track record as a leading energy and water player. Together with our partner, the Oman Investment Corporation, we are confident that we will be able to deliver the project successfully and play our part in helping to address the pressing energy and water needs of the region."

Middle East energy and water business set to grow

The Salalah IWPP will be Sembcorp's second power and water investment in the Middle East, where it has been operating since 2006. Sembcorp owns, operates and maintains the Fujairah 1 Independent Power and Water Plant, the world's largest operating hybrid desalination plant, in the United Arab Emirates.

Mr Tang adds, "The award of the Salalah IWPP project is a major milestone for Sembcorp. In line with our strategy to focus on businesses that provide stable and recurring income, this project not only augments our Middle East portfolio, but also serves as a second strategic beachhead in this region, where there is strong projected demand for power and water. We are also grateful to Singapore government agencies such as International Enterprise Singapore and the Ministry of Environment and Water Resources for helping to facilitate our entry into the Omani market and supporting us as we grow our presence in the Middle East region."

Financial information

The project cost of approximately US$1 billion will be 75% funded through 17-year non-recourse project finance loans, and 25% by shareholder loans. The non-recourse project finance loans will be provided by Standard Chartered Bank (also the Financial Advisor), Bank of China, China Development Bank, BankMuscat, KfW-IPEX Bank and Sumitomo Mitsui Banking Corporation as Mandated Lead Arrangers, and National Bank of Oman and Bank Sohar as Arrangers. The loans will be in US dollars, except for those from BankMuscat, National Bank of Oman and Bank Sohar, which will be in Omani Rials. Financial close of the project is expected to be within one to two months.

The contract is not expected to have a material impact on the earnings per share and net tangible assets per share of Sembcorp Industries for the current financial year. None of the directors or controlling shareholders of Sembcorp has any interest, direct or indirect, in the acquisition.

- END -

For analysts' and media queries please contact:

Ng Lay San (Ms)
Vice President
Group Corporate Relations
DID: +65 6723 3150
Email: ng.laysan@sembcorp.com

Fock Siu Ling (Ms)
PR Counsel
Group Corporate Relations
DID: +65 6723 3152
Email: fock.siuling@sembcorp.com

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries is a leading utilities and marine group. With facilities with over 3,300 megawatts of installed power capacity and over 4 million cubic metres of water under management per day, Sembcorp is a trusted provider of essential energy and water solutions to customers in Singapore, China, Vietnam, the United Kingdom and the Middle East. In addition, it is a world leader in marine and offshore engineering, as well as an established developer of integrated industrial townships in Asia.

Sembcorp Industries has total assets of over S$9 billion and employs around 6,500 employees. Listed on the main board of the Singapore Exchange, it is a component stock of the Straits Times Index and several MSCI indices.

Note to Editors:

Following a company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brand name in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	20 November 2009	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	3,000	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	5,457,174
		After change	5,454,174
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.31%
		After change	0.31%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$12,436.67	

Kwong Sook May
Company Secretary

November 20, 2009

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MISCELLANEOUS

Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	13-Nov-2009 12:36:14
Announcement No.	00028

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title * SEMBCORP INDUSTRIES WINDS UP INACTIVE SUBSIDIARY

Description

Singapore, November 13, 2009 - Sembcorp Industries wishes to announce that its inactive wholly-owned subsidiary, Sembawang Engineering Singapore Pte. Ltd. has been placed under Members' Voluntary Liquidation. Mr Robert Yam Mow Lam has been appointed as the liquidator for the subsidiary.

The voluntary liquidation of the subsidiary does not have any material financial impact on the Sembcorp Group for the financial year ending December 31, 2009.

By Order of the Board

Kwong Sook May
Company Secretary

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SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	13 November 2009	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	9,000	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	5,466,174
		After change	5,457,174
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.31%
		After change	0.31%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$37,310.00	

Kwong Sook May
Company Secretary

November 13, 2009